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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                           333-62167
                                                     ------------------------
                                                     (Commission File Number)

/ /     Form 10-K and Form 10-KSB
/_/     Form 11-K
/_/     Form 20-F
/X/     Form 10-Q and Form 10-QSB
/_/     Form N-SAR

For period ended: June 30, 1999

/_/     Transition Report on Form 10-K and Form 10-KSB

/_/     Transition Report on Form 20-F

/_/     Transition Report on Form 11-K

/_/     Transition Report on Form 10-Q and Form 10-QSB

/_/     Transition Report on Form N-SAR

For the transition period ended:     _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:     Not Applicable
                                                   --------------

                                    PART I
                            REGISTRANT INFORMATION


Full name of registrant:         Atlas-Energy for the Nineties-Public # 7 Ltd.

Former name (if applicable):     N/A

Address of principal executive offices:     311 Rouser Road,
                                            Moon Township, PA 15108




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                                    PART II
                             RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

/X/  (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

An unanticipated limitation on the availability of specialized staff resources coupled with problems associated with certain Company computer systems have temporarily precluded the registrant from preparing financial statements and financial data as of June 30, 1999, in strict compliance with Regulations S-X and S-K. The registrant is rectifying these conditions, and it is expected that the Form 10-Q SB will be filed no later than the fifth calendar day following the prescribed due date.




                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Tony C.Banks,     Vice President & CFO          (412)262-2830
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
         /X/     Yes          /_/     No



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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
         /_/      Yes         /X/      No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



Atlas-Energy for the Nineties-Public #7 Ltd.

By:      /X/ Tony C. Banks
         -------------------------------------------
         Tony C. Banks, Vice President & C.F.O.

Date:    August 12, 1999